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                             January 24, 2023

       Jianghuai Lin
       Chief Executive Officer
       Taoping Inc.
       Unit 3102, 31/F, Citicorp Centre
       18 Whitefield Road, Hong Kong

                                                        Re: Taoping Inc.
                                                            Amendment No. 2 to
Form 20-F for the Fiscal Year Ended December 31, 2021
                                                            Response dated
December 16, 2022
                                                            File No. 001-35722

       Dear Jianghuai Lin:

              We have reviewed your December 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 30, 2022 letter.

       Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2021

       Consolidated Financial Statements
       2. Summary of Significant Accounting Policies
       (n) Cryptocurrencies, page F-22

   1. We note your response to prior comment 5. It appears that your gains and losses from the sale of
cryptocurrencies are presented within Loss before Income Taxes, not Loss from
                                                        Operations. As
previously requested, please revise your future filings so that these gains and losses are
presented within Loss from Operations for all periods where applicable.
   2. Please show us how you will revise Note 2(n) to conform to the requirement in ASC 350-
                                                        30-35-19 that    If the
carrying amount of an intangible asset exceeds its fair value, an entity shall recognize
an impairment loss in an amount equal to that excess.    In this
 Jianghuai Lin
FirstName  LastNameJianghuai Lin
Taoping Inc.
Comapany
January 24,NameTaoping
            2023        Inc.
January
Page 2 24, 2023 Page 2
FirstName LastName
         regard, your reference to    which is measured using the quoted price
of the cryptocurrency
         at the time its fair value is being measured    as well as your
reference to the qualitative
         assessment, makes it unclear if you recognize an impairment whenever the carrying amount of a digital asset exceeds its fair value.
3. Consider revising future filings to move the last sentence of Note 2(n), which states,
            Although our performance obligation in our contracts with the mining pool operator is the provision of computing power, we are not entitled to any compensation for computing power provided when the pool operator is unsuccessful in placing a block to the
         blockchain,    to the second paragraph of Note 2(t) since the
statement appears to relate to
         revenue recognition.
Revenue - Cryptocurrency mining, page F-25

4. Please revise your future filings to disclose, as you indicate in your October 31, 2022 response to comment 11, that both you and the pool operator have the right to terminate the contract at any time, with or without cause, and without compensation.
5.       You indicate in your response to prior comment 6 that    There is no
specific contract
         between us and the mining pool operator   . This is inconsistent with
your disclosure in
         Note 2(t) on page F-25, which states,    The Company has entered into
digital asset mining
         pools by executing contracts with the mining pool operators to provide computing power
         to the mining pool.    Please address the following:
             Confirm that your Note 2(t) disclosure is correct; that you have entered into a contract (as defined in ASC 606-10-25-1 through 25-8) with the mining pool operator.
             Clarify for us if you believe each block attempt by the pool operator for which you provide computing power is a separate contract as that term is used in ASC 606.
             Confirm for us if you are asserting that a contract first exists upon the successful placement of a block on the blockchain by the pool operator because that is the point when both of the conditions in ASC 606-10-25-4 no longer exist. Consider the need for clarifying disclosure.
             For each crypto asset mining pool you participate in, please tell us how frequently blocks are added to the blockchain.
6. We note your response to prior comment 7, which references your practice of measuring fair value at the quoted closing price from the Yahoo Finance website. Please show us how you will revise your policy to clarify, if true, that you measure fair value based upon the quoted market prices from your principal market at contract inception. Refer to ASC 820-10-30-1, 35-5 and 35-5A as well as ASC 606-10-32-21.
 Jianghuai Lin
Taoping Inc.
January 24, 2023
Page 3

        You may contact Lisa Etheredge, Senior Staff Accountant, at 202-551-3424 or Inessa
Kessman, Senior Staff Accountant, at 202-551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff
Attorney, at 202-551-8816 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                        Sincerely,
FirstName LastNameJianghuai Lin
                                                        Division of Corporation
Finance
Comapany NameTaoping Inc.
                                                        Office of Technology
January 24, 2023 Page 3
cc:       Kevin Sun
FirstName LastName